GLOBALTEX INDUSTRIES INC.
#501 - 535 THURLOW STREET
VANCOUVER, B.C.  V6E 3L2
TELEPHONE:  (604) 682-4678
FAX:  (604) 682-4698

May 30, 2002
MARK SMITH
5090 Warwick Terrace
Pittsburgh, PA, U.S.A.  15213

Dear Sir:
Debt Settlement Agreement
We write to you in connection with the following loan agreements between Globaltex Industries Inc. (the "Borrower") and yourself (the "Lender"):

(a) loan agreement dated August 24, 2001 pursuant to which you advanced US $1,150,000 to the Borrower (the "August 2001 Loan Agreement");

(b) loan agreement dated September 7, 2001 pursuant to which you advanced CAD $372,000 to the Borrower (the "September 2001 Loan Agreement"); and

(c) loan agreement dated September 18, 2000 (as amended September 7, 2001) pursuant to which you advanced CAD $400,000 to the Borrower (the "September 2000 Loan Agreement").

(collectively, the "Loan Agreements")

We understand that the total amount presently outstanding under the Loan Agreements (the "Loans") is approximately CAD $1,350,778. Except as otherwise expressly provided, all references to amounts of money in this letter agreement (the "Agreement") mean lawful currency of Canada. Amounts in this Agreement expressed in United States Dollars will be converted to Canadian Dollars at the US$/CAD$ rate of 1.5346.

Settlement Offer
We hereby offer to settle the total amount owing under the Loan Agreements for Common shares in the capital of the Borrower ("Shares") at deemed issue price of CAD $0.55 per Share on the terms and conditions set out in this Agreement. References to this Agreement include Schedule A to this Agreement, and this Agreement is made subject to the terms, conditions, representations and warranties set out in Schedule A. The number of Shares to be issued to you will be approximately 2,455,960, subject to adjustment based on the amount of principal and interest owing as at the effective date of the Closing.


Security
The obligations of the Borrower arising under the August 2001 Loan Agreement and the September 2001 Loan Agreement are secured by a pledge by the Borrower of all of the issued and outstanding shares of its wholly owned subsidiary, Falls Mountain Coal Inc., pursuant to pledge agreements dated August 24, 2001 and September 10, 2001 (collectively, the "Pledge Agreements"). Commensurate with the Closing, the shares of Falls Mountain Coal Inc. will be released to the Borrower and the Pledge Agreements will terminate.

Regulatory Approvals
This Agreement is subject to the Borrower obtaining all necessary regulatory approvals (including, but not limited to the acceptance of the TSX Venture Exchange (the "Exchange") and any conditions on such acceptance as may be imposed by the Exchange) to permit the Closing to proceed. Upon your acceptance of this Agreement, the Borrower will proceed expeditiously and use all of its commercially reasonable efforts to secure all such regulatory approvals.

Extension of Due Date for the Loans
While the Borrower will seek to secure Exchange acceptance of this Agreement without a need for shareholder approval, the Exchange may require that the Borrower seek shareholder approval before the transactions contemplated by this Agreement can proceed. If the Exchange requires the Borrower to obtain shareholder approval before the transactions contemplated by this Agreement can proceed, the due dates of the Loans will be extended, without further action on the part of either Party, to be the first to occur of that day which is ten Business Days following the day on which the Borrower receives a letter from the Exchange evidencing the final acceptance of this Agreement by the Exchange and October 31, 2002.

If the foregoing correctly states your understanding of our agreement, please sign and return two originally signed copies of this Agreement to the Borrower.

Yours truly,

GLOBALTEX INDUSTRIES INC.



Per:    "Mark Fields"
    Mark Fields,
    President and Chief Executive Officer

ACCEPTED AND AGREED TO as of the date first written above.



"Mark Smith"
Mark Smith

Exhibit A
Additional Terms, Conditions, Representations and Warranties
1. INTERPRETATION
1.1 Definitions
In addition to those terms defined in the main body of this Agreement, in this
Agreement:
(a) "1933 Act" means the United States Securities Act of 1933, as amended;
(b) "Agreement" means this letter agreement including any recitals and Exhibits to this agreement, as amended, supplemented or restated from time to time;
(c) "BC Securities Act" means the British Columbia Securities Act and the rules and regulations thereto;
(d) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in British Columbia;
(e) "Closing" has the meaning given to it in Section 2.3;
(f) "Notice" means any notice, approval, election, demand, direction, consent, designation, request, agreement, instrument, certificate or other communication required or permitted to be given or made under this Agreement;
(g) "Parties" means the parties to this Agreement and "Party" means any one of them;
(h) "Permitted Action" means any suit, action, or other proceeding in any way related to or arising out of this Agreement commenced in the courts of British Columbia and all courts having appellate jurisdiction over those courts, by any Party against any other Party;
(i) "Person" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any governmental authority or any incorporated or unincorporated entity or association of any nature; and
(j) "Subscription Funds" has the meaning given to it in Section 2.1.

2. SUBSCRIPTION
2.1 Number of Units
Subject to the terms and conditions of this Agreement, the Lender hereby irrevocably subscribes for 2,455,960 Shares at a deemed price of $0.55 per Share for a total subscription price of $1,350,778 (the "Subscription Funds"), subject to adjustment based on the amount of principal and interest owing under the Loan Agreements as at the effective date of the Closing.

2.2 Subscription and Payment of Subscription Funds
Prior to the Closing, the Borrower, the Lender will deliver to the Borrower's solicitors, Bull, Housser & Tupper, #3000 - 1055 W. Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, the Subscription Funds. The delivery of the Subscription Funds will be effected by the Lender:
(a) surrendering to the Borrower for cancellation of the original promissory notes issued by the Borrower to the Lender pursuant to the Loan Agreements and dated September 18, 2000, August 24, 2001 and September 7, 2001 (the "Promissory Notes"); and
(b) returning to the Borrower the original share certificates No. 3 and No. 4 representing a total of 12 Common shares in the capital of Falls Mountain Coal Inc., a wholly-owned subsidiary of the Borrower (the "Falls Mountain Shares").

The Promissory Notes and the Falls Mountain Shares will be held in trust by Bull, Housser & Tupper pending the Closing. In the event the Borrower does not receive the requisite Exchange acceptance to close the subject transaction by October 31, 2002, the Promissory Notes and the Falls Mountain Shares will be returned to the Lender.

2.3 Closing
The closing of the transactions contemplated hereby (the "Closing") will be completed at the Vancouver offices of Bull, Housser & Tupper at 10:00 a.m. (Vancouver time) by the tenth Business Day after the date on which the Borrower receives a letter from the Exchange evidencing the final acceptance of such transactions by the Exchange. At the Closing, the Borrower will deliver to Bull, Housser & Tupper certificates representing the number of Shares subscribed determined according to Section 2.1 above for delivery to the Lender, and Bull, Housser & Tupper will deliver the Promissory Notes and the Falls Mountain Shares to the Borrower. Commensurate upon completion of the Closing and without any further action by or notice to the Parties, the Loan Agreement and the Pledge Agreements will terminate and the Loans will be deemed to have been fully and finally satisfied.

3. REPRESENTATIONS AND WARRANTIES
3.1 Lender's Representations and Warranties
The Lender represents and warrants to the Borrower that:
(a) the Lender is a director of the Borrower and is acquiring the Shares to settle a genuine debt owing to the Lender by the Borrower;

(f) the Lender has been independently advised as to the applicable hold periods and trading restrictions imposed on the Shares under the BC Securities Act and under the securities legislation applicable in the jurisdiction in which he resides;

(g) no person has made any written or oral representation to the Lender:
(1) that any person will resell or repurchase the Shares;
(2) relating to the future value or price of the Shares; or
(3) any person will refund the purchase price of the Shares.

3.2 Borrower's Representations and Warranties

The Borrower represents and warrants to the Lender that:
(a) the Borrower is a corporation incorporated and validly existing under the laws of the British Columbia and is in good standing;
(b) the Borrower has the corporate capacity and authority to execute and deliver this Agreement and to observe and perform its obligations hereunder;
(c) the Borrower has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, and, upon acceptance by the Borrower, this Agreement will constitute a legal, valid and binding contract of the Borrower, enforceable against the Borrower in accordance with its terms;
(d) subject to receipt by the Borrower of the Subscription Funds, the Shares delivered at the Closing will be validly issued, fully paid and non-assessable, free and clear of all liens, charges and encumbrances.

4. SUBSCRIBER'S ACKNOWLEDGEMENT AND AGREEMENT
The Lender acknowledges and agrees that, other than as expressed in this Agreement, his decision to acquire Shares pursuant to this Agreement has not been induced by any representations or warranties by or on behalf of the Borrower or his knowledge of any information about the affairs of the Borrower that is not generally known to the public save knowledge of this particular transaction.

5. PROVISIONS RESPECTING U.S. SECURITIES LAWS
The Lender warrants, represents, agrees and acknowledges as follows:
(a) the Shares issuable under this Agreement have not been and will not be registered under the 1933 Act, or the applicable securities laws of any state of the United States and therefore may not be offered or sold by the Lender, directly or indirectly, in the United States without registration under United States federal and state securities laws except pursuant to an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws;
(b) the Lender:
(1) understands and agrees that the Shares are being offered to the Lender directly by the Borrower on a private placement basis in the United States pursuant to Rule 506 of Regulation D under the 1933 Act;
(2) is an accredited investor as defined in Rule 501 of Regulation D under the 1933 Act and satisfies one or more of the categories indicated below
(Please place an "X"'s on the each of the lines below that applies to the Lender.):


____ Category 1. An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of US $5,000,000;

        __X_ Category 2. A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds US $1,000,000;

        ____ Category 3. A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person's spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

        ____ Category 4. A trust that (a) has total assets in excess of US $5,000,000,
(b) was not formed for the specific purpose of acquiring the Shares and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Shares;

        ____ Category 5. An investment company registered under the Investment Company Act of 1940 or a business development company as defined in
Section 2(a)(48) of that Act;

        ____ Category 6. A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

        ____  Category 7.  A private business development company as defined in
Section 202(a)(22) of the Investment Advisors Acts of 1940; or

        ____ Category 8. An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.
; and
(3) is acquiring the Shares for the Lender's own account as a bona fide investment and not with a view to any resale, distribution or other disposition of the Shares.

6. LEGENDS

The Lender understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, will bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER
THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE
TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT IF APPLICABLE, (C) INSIDE THE UNITED STATES (i) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (ii) PURSUANT TO ANOTHER APPLICABLE EXEMPTION
UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AS EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM ACCEPTABLE TO THE COMPANY.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM PACIFIC CORPORATE TRUST COMPANY. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO PACIFIC CORPORATE TRUST COMPANY AND THE COMPANY TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

In addition to the foregoing legend, the Lender acknowledges and agrees that the certificates representing the Shares will bear legends in the forms required under the BC Securities Act and any other applicable securities legislation, and the policies of the Exchange.

7. OTHER RESTRICTIONS ON TRANSFER

Without in any way limiting their representations set forth above, the Lender further agrees that he will in no event make any disposition of all or any portion of the Shares unless:
(a) There is then in effect a registration statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with said registration statement;
(b) The sale is to the Borrower; or
(c) (1) Lender will have notified the Borrower of the proposed disposition and will have furnished the Borrower with a reasonably detailed statement of the circumstances surrounding the proposed disposition; (2) Lender will have furnished the Borrower with an opinion of his or her counsel to the effect that such disposition will not require registration under the 1933 Act; and (3) such opinion will be in form and substance reasonably acceptable to counsel for the Borrower and the Borrower will have advised Lender of such acceptance.

8. TERMINATION
If the Lender fails to execute and deliver this Agreement by May ?, 2002, then this Agreement will terminate, the Lender will have no obligation to proceed with the acquisition of the Shares and the commensurate settlement of the Loans, and the Borrower will immediately direct its solicitors to return the Promissory Notes and the Falls Mountain Shares to the Lender.

9. GENERAL
9.1 Assignment
No Party will assign this Agreement, or any part of this Agreement, without the consent of the other Party. Any purported assignment without the such consent is not binding or enforceable against any Party. This Agreement enures to the benefit of and binds the Parties and their respective heirs, executors, administrators, successors and permitted assigns.

9.2 Notice
Any Notices provided for herein will be governed by Section 9.3 of the August 2001 Loan Agreement.

9.3 Further Assurances
Before and after the Closing, each Party will promptly execute and deliver all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement. In particular and without limiting the generality of the foregoing, if required by applicable securities legislation, policy of the Exchange, policy or order of a securities commission or other regulatory authority, the Lender will execute, deliver, file and otherwise assist the Borrower in filing, any reports, undertakings and other documents with respect to the issuance of the Shares.

9.4 Counterparts
This Agreement may be executed and delivered in any number of counterparts with the same effect as if all Parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

9.5 Delivery by Fax
Any Party may deliver an executed copy of this Agreement by fax but that Party will promptly dispatch by delivery in person to the other Party an originally executed copy of this Agreement.

9.6 Amendments
No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a Party at the time of the amendment, supplement, restatement or termination.

9.7 Submission to Jurisdiction
Each of the Parties irrevocably submits to the jurisdiction of the courts of British Columbia in any Permitted Action and each Party waives, and will not assert by way of motion, as a defence, or otherwise, in any Permitted Action, any claim that:

(a) that Party is not subject to the jurisdiction of the courts of British Columbia;
(b) the Permitted Action is brought in an inconvenient forum;
(c) the venue of the Permitted Action is improper, or
(d) any subject matter of the Permitted Action may not be enforced in or by the courts of British Columbia.

In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action, no Party will seek any review with respect to the merits of any Permitted Action, whether or not that Party appears in or defends the Permitted Action.

9.8 Headings
The division of this Agreement into Sections and the insertion of headings are for convenience only and do not form a part of this Agreement and will not be used to interpret, define or limit the scope, extent or intent of this Agreement.

9.9 Section and Schedule References
Unless otherwise specified, references in this Agreement to "Sections" and "Exhibits" are to Sections of, and Exhibits to, this Agreement

9.10 Number and Gender
Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

9.11 Business Day
If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, the payment or calculation is to be made, or that other action is to be taken, on or as of the next day that is a Business Day.

9.12 Governing Law
This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which will be deemed to be the proper law of the Agreement.

9.13 Severability
Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a) the legality, validity or enforceability of the remaining provisions of this Agreement, or
(b) the legality, validity or enforceability of that provision in any other jurisdiction except that if:
(c) on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable, and
(d) as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this
Section 1.11, the basic intentions of the Parties in this Agreement are entirely frustrated, the Parties will use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

9.14 Time of Essence
Time is of the essence of this Agreement.

9.15 Confidentiality
Each the Parties to this Agreement will keep strictly confidential the existence of this Agreement and the subject matter hereof and will not make any public disclosure thereof, whether by way of press release or otherwise, without the prior written consent of the others, except as may be required by any securities commission or stock exchange having jurisdiction or as may be required to comply with applicable securities legislation. All press releases and other public disclosure will be mutually coordinated and any party required to make disclosure as aforesaid will, to the extent possible, give the other parties advance notice thereof together with a copy or other particulars of the disclosure intended to be made.

9.16 Entire Agreement
This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise.